GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1201 K Street, Suite 1100 | Sacramento, CA 95814

Mark Lee, Esq.

Tel +1 916.868.0630

Fax +1 916.448.1709

leema@gtlaw.com

May 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins Kevin Kuhar Deanna Virginio Jeffrey Gabor	ALBANY AMSTERDAM ATLANTA AUSTIN BERLIN¬ BOCA RATON BOSTON CHICAGO DALLAS DELAWARE DENVER

Re:	Grove, Inc. Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 Submitted on May 3, 2021 CIK No. 0001775194

Ladies and Gentlemen:

On behalf of our client, Grove, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) a Pre-Effective Amendment No. 2 to Registration Statement (the “Registration Statement”) on Form S-1, which amends the Registration Statement previously filed on April 15, 2021, and as amended by Pre-Effective Amendment No. 1 filed on May 3, 2021. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on May 11, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed May 3, 2021

PROSPECTUS SUMMARY

Recent Transactions, page 6

1. We note your response to prior comment 1. It appears that Mr. Hackett was a Managing Member and/or President of Steam Distribution, LLC, One Hit Wonder Holdings, LLC, One Hit Wonder, Inc., and HAVC, LLC when the companies filed petition under Chapter 11 of the U.S. Bankruptcy Code. Please provide the disclosure required by Items 401(f) and 404 of Regulation S-K and revise the disclosure on pages 57 and 60. Please also provide balancing disclosure in the Summary section, which clarifies Messrs. Hackett’s and Voudouris’ experience with the above referenced companies and involvement with their recent bankruptcy.

Response: In response to the Staff’s comment, the Company has revised the disclosures accordingly.

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GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 1201 K Street, Suite 1100 | Sacramento, CA 95814

May 21, 2021

Use of Proceeds, page 26

2. We note your revised disclosure in response to prior comment 2, including that you intend to use certain of the proceeds for working capital and miscellaneous corporate purposes and that you intend to use a portion of the proceeds for acquisitions, but you do not have any current agreements, commitments or understandings for any specific acquisition. To the extent that you do not have a current specific plan for a significant portion of the proceeds, please include a statement to this effect, discuss the principal reasons for the offering and add risk factor disclosure. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure and added risk factor disclosure accordingly.

Government Regulation, Page 55

3. We note your response to prior comment 6 and your revised disclosure on page 42 that you “have no immediate plans to export any products to Europe.” Please tell us why your distribution activities are not subject to European regulations or expand your disclosure to include a discussion of the regulations that may apply to your products. Refer to Item 101(h)(4)(ix) of Regulation S-K. Please also clarify whether your reference to “customer” on page 42 means a channel partner such as reseller, distributor, or enduser customer.

Response: In response to the Staff’s comment, the Company does not believe its distribution activities are subject to European regulations because it sold flavoring products to only one end user customer in the U.S., who in turn distributed those products to Europe on its own accord. The onus on any regulatory compliance was on that customer. The Company is not aware of, and has no knowledge of, any potential liability in the event that claims are brought regarding those flavoring products in Europe. The Company believes that the risk of liability resulting from those flavoring products is minor, because (a) the sales of such flavoring products represented 0.5% (approximately $40,000) of the Company’s total sales during the relevant fiscal year, which is an immaterial amount, (b) such flavoring products have since been discontinued, (c) the Company no longer sells any of its products to that end user customer, and (d) since that last sale, the Company has not sold any products to any customer that in turn exported or distributed such products to Europe. Furthermore, because the Company has no plans in the next two (2) or more years to distribute any products to Europe, the Company does not believe it is currently subject to any European regulations.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (916) 868-0630 or by fax at (916) 448-1709 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Mark Lee, Esq. Mark Lee of GREENBERG TRAURIG, LLP cc: (via email): Allan Marshall; Andrew Norstrud